

Joseph Marchione · 2nd

GigKloud, Inc.

Co-Founder, GigKloud | @TheStartupJoe

New York City Metropolitan Area · 500+ connections ·

Contact info

Providing services

HR Consulting, Marketing Consulting, and Business Consulting

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Uber's loss is a loss for all. Gig economy apps are inherently designed to positively...



Why Uber's loss is really loss for the entire gig economy workforce

Joseph Marchione on LinkedIn · 3 min read

👍🌐 9 · 5 comments

Some may think the "work year" ends right now, but the blue collar workforce is still o...

WHY GIGKLOUD?

Cheaper — s expensive than other digital staffing apps	**Faster** — Gig workers can arrive in just hours	**Safer** — Gigs booked with us a insured up to $1M
Risk Free — 00% refund if no one applies to your gig	**No Contracts** — Hire workers only when you need them	**Accountability** — Workers can be review after each gig

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Experience



Co-Founder & CMO (Head up Sales, Marketing & Biz Dev)
GigKloud, Inc. · Full-time
Jan 2019 – Present · 2 yrs 3 mos
Greater New York City Area

GigKloud connects employers with on-demand labor, and empowers contingent workers by giving them access to better jobs along with the ability to work around their life schedule. We're building the next-gen Gig Economy 2.0 to support the workforce rather than exploit it!

Through our product HiveLabor™, GigKloud enables enterprise clients to leverage their alumni workforce by hiring them back for on-demand jobs, solving for the lost investment in human capital when employees end their relationship with employers. It is 90% cheaper to bring back an alumni employee in an on-demand capacity than it is to hire and trair …see more



Mentor/Coach
Stack Education
Sep 2020 – Present · 7 mos
Boston, Massachusetts, United States

Mentor/Coach to students in accelerated online courses in Software & Web Development, Data Science & Analytics, Digital & Growth Marketing, Business Development, UX Design, and Communication & Innovation

…see more



Angel Investor
Fleeting
Aug 2020 – Present · 8 mos
Brooklyn, New York, United States

My investment in Fleeting is a bet on one man's vision and mission to change the industry for the better, a man who I know will stop at nothing to achieve his goal to help thousands of truckers in America. Here is part of his origin story:

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Angel Investor
Sweet Loren's
Apr 2016 – Present · 5 yrs
Greater New York City Area

Seed round angel investor & advisor

Sweet Loren's is a first of its kind cookie dough - better FOR you and better TASTING than the

…see more



Angel Investor

Obsess

May 2018 – Present · 2 yrs 11 mos

Greater New York City Area

Seed round angel investor; advisor on marketing strategy and go-to-market process

Obsess is a platform for Immersive Mobile Commerce. We are creating the e-commerce experience for the new generation of the web where your phone is your magic winc ...see more

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Education



Roger Williams University

Bachelors of Science, Finance // Minor, Architecture & Interior Design

Activities and Societies: Student Senate, Inter Residence Hall Association, Faculty Senate, Academic Affairs Committee, Financial Management Association, AIAS, Children's Miracle Network, RWU Crew



